Exhibit VII

THE MEMBER COUNTRIES

The following information has been extracted from publicly available sources. While we believe that the information is reliable, we have not independently verified it. We undertake no obligation to update any of these figures or amend them if the public sources are subsequently revised.

As used herein, the terms “EUR” and “euro” refer to the currency introduced on January 1, 1999, and adopted by the economic and monetary union of the European Union (“EMU”) as the unit of account of the institutions of the European Communities as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states. On December 30, 2022, the EUR/USD exchange rate as published by the European Central Bank was 1.0666 U.S. dollars per one euro. No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rate or at any other rates on such date.

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for NIB’s member countries for the years indicated:

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Population
2022	5,873,420	1,331,796	5,548,241	376,2481	1,875,757	2,805,998	n/a	10,452,326
2021	5,840,045	1,330,068	5,533,793	368,792	1,893,223	2,795,680	5,391,369	10,379,295
2020	5,822,763	1,328,976	5,525,292	364,134	1,907,675	2,794,090	5,367,580	10,327,589
Nominal GDP (EUR millions)
2022	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2021	336,718.8	31,444.9	251,520.0	21,653.2	33,695.9	56,179.1	414,187.3	537,085.0
2020	311,759.7	27,465.0	238,038.0	19,004.7	30,294.0	49,769.5	322,823.8	480,556.4

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Nominal GDP (EUR per capita)
2022	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2021	57,520	23,640	45,390	58,130	17,890	20,000	76,590	51560
2020	53,480	20,670	43,040	51,850	15,940	17,810	60,020	46,420
Real GDP Growth Rate(1) (in %)
2022	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2021	4.9	8.0	3.0	4.4	4.1	6.0	3.9	5.1
2020	-2.0	-0.6	-2.4	-6.8	-2.2	-0.0	-1.3	-2.2
Harmonized Consumer Price Index – Inflation Rate(2) (in %)
2022	8.5	19.4	7.2	5.7	17.2	18.9	6.2	8.1
2021	1.9	4.5	2.1	3.7	3.2	4.6	3.9	2.7
2020	0.3	-0.6	0.4	1.2	0.1	1.1	1.2	0.7
Industrial Product Price Index(3) (in %)
2022	28.8	27.0	24.4	n/a	30.7	25.9	51.9	21.5
2021	13.6	12.5	12.9	n/a	13.1	9.6	37.7	10.3
2020	-2.7	-2.5	-4.9	n/a	-1.9	-8.9	-10.2	-3.4
Unemployment (in %)
2022	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2021	5.1(8)	6.2(8)	7.7(8)	6.1(8)	7.6(8)	7.1(8)	4.4(8)	8.8(8)
2020	5.6	7.0	7.8	5.5(8)	8.1	8.5	4.4	8.3

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Balance of Payments (4) (5) (EUR millions)
2022 [only Q3 available]	16,104.7	328.6	-1,716.0	165.3	-599.0	-849.7	56,679.1	2,983.2
2021	9,208.8	354.2	-236.0	-237.0	184.0	8.8	22,627.9	8,526.7
2020	4,967.0	-730.4	3,327.0	194.8	619.0	1,024.6	276.4	7,659.6
Public Finance (6) (EUR millions)
2022	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2021	12,236.5	-756.5	-6,760.0		-2,350.6	-554.8		-477.7
2020	669.9	-1,502.0	-13,155.0	n/a	-1,315.11	-3,500.9	n/a	-13,317.3
Public Debt (7) (in %)
2022 [only Q3 currently available]	30.7	15.8	70.8	n/a	39.9	37.3	n/a	33.6
2021	366.5	17.6	72.3	n/a	43.6	43.7	n/a	36.3
2020	42.2	18.5	74.7	n/a	42.0	46.3	n/a	39.5

Source: Eurostat.

n/a	Not available.
(1)	Amounts shown are chain-linked through successive application of the GDP growth rates to the previous year’s prices, with the price figures of 2010 as the reference year.
(2)	Percentage change as compared to previous year.
(3)	Percentage change as compared to previous year. Excludes construction, sewerage, waste management and remediation activities.
(4)	Current account.
(5)	Amounts shown are for Q4.
(6)	Deficit or surplus.
(7)	Public debt as a percentage of GDP.
(8)	Break in time series.
(9)	Estimated